August 28, 2007

Larry Spirgel
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Building 2, Room 3724
Washington, DC 20549

RE:	Teleplus World, Corp.
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed April 2, 2007

Form 10-Q for the Fiscal Quarter Ended March 31, 2007
File No. 0-49628

Dear Mr. Spirgel:

This letter is in response to your letter dated August 14, 2007 concerning the Form 10- KSB for the Fiscal Year Ended December 31, 2006. Set forth below are our responses addressing each the items mentioned in your response letter. For your convenience, I have numbered the Company’s responses below in accordance with the comments received in your letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Note 6 Convertible Debentures and Derivative Liability, page 27

1.	We note your response to prior comment 1, and refer to the following portion of your response:

“In Quarter 4 of 2006 the accounting for the conversion of debt was changed and a year to date adjustment was applied using the following accounting method. Upon conversion of a portion of convertible debt into equity, the pro rata portion of the amount converted to the total face amount of the debt was reclassed from the derivative liability to additional paid in capital. Additionally, the converted amount reduced the “gross” convertible debt balance and was charged to common stock and additional paid in capital. The remaining unamortized discount related to the amount converted was amortized as interest expense in the Statement of Operations.”

Please tell us the literature that you relied upon to arrive at the accounting treatment as described above.

Response: The literature that the Company relied upon to arrive at the accounting treatment as described in Note 6 Convertible Debentures and Derivative Liability (page 27) of the Form 10-KSB for the fiscal year ended December 31, 2006 is as follows:

-	Financial Accounting Standards Board Statement No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities
-	EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock
-	The CPA Journal - Article dated April 1999, Accounting For The Issuance Of Convertible Securities
-
Working Draft AICPA of Technical Practice Aid, (Convertible Debt, Convertible Preferred Shares, Warrants, and Other Equity-Related Financial Instruments Task Force Existing Authoritative Literature as of December 1, 2006) Prepared by the Convertible Debt, Convertible Preferred Shares, Warrants, and Other Equity-Related Financial Instruments Task Force and Staff of the American Institute of Certified Public Accountants

-	EITF Issue No. 98-5, Application of Issue No. 98-5 to Certain Convertible Instruments
-	Financial Accounting Standards Board Statement No. 150 (SFAS 150) Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

Additionally, the Company reviewed the filings by other public companies with similar transactions to understand how the transactions were treated and to verify the implementation of the guidance provided by SFAS 133 and EITF 00-19 by these other public companies. Please refer to the following filings:

-	Homeland Security Capital Corporation - September 30, 2006 10-QSB
-	Rim Semiconductor - July 31, 2006 10-QSB
-	NS8 Corporation - June 30, 2006 10-QSB

2.	Please provide us with the journal entries recorded for the issuance of the convertible debentures and the subsequent conversions for your debentures due December 2008 and July 2009.

Response: The proceeds from the two convertible debentures with Cornell Capital were first allocated to the beneficial conversion feature, with the remaining amount allocated between the fair value of warrants and the debt instrument. In accordance with EITF 00-19 and SFAS 150, and because there is no explicit limit on the number of shares that are to be delivered upon exercise of the warrant or conversion feature, the Company was not able to assert that it would have sufficient authorized and unissued shares to settle the warrant or conversion option. As a result, the warrants and conversion feature have been accounted for as a derivative liability, with the adjustment each quarter to fair value recorded in earnings. Upon conversion of debt to equity, the derivative liability is marked to its fair value and the portion of the derivative liability relating to the converted amount is reclassed into equity. Additionally, upon conversion of debt to equity, the unamortized debt discount, relating to the converted amount, is reclassed into interest expense.

December 2005 (Due December 2008): Original Entry $9,225,000

Cash	9,225,000
Convertible Debt		9,225,000

Debt Discount	7,779,000
Derivative Liability - BCF		5,087,000
Derivative Liability - Warrants		2,692,000

March 2006: No adjustments

June 2006 (Due July 2009): Original Entry $3,000,000

Cash	3,000,000
Convertible Debt		3,000,000

Debt Discount	3,000,000
Derivative Liability - BCF		1,672,000
Derivative Liability - Warrants		1,328,000

Note: No conversions have been made on the $3,000,000 Debentures

Q3 2006: Conversion of $700k Debt to Equity

Derivative Liability	186,000
Additional Paid in Capital		186,000

Convertible Debt	350,000
Common Stock/APIC		350,000

Interest Expense	246,000
Debt Discount		246,000

Q3 2006: Conversion of $700k Debt to Equity

Derivative Liability	341,000
Additional Paid in Capital		341,000

Convertible Debt	700,000
Common Stock/APIC		700,000

Interest Expense	471,000
Debt Discount		471,000

Q4 2006: Conversion of $500k Debt to Equity

Derivative Liability	226,000
Additional Paid in Capital		226,000

Convertible Debt	500,000
Common Stock/APIC		500,000

Interest Expense	344,000
Debt Discount		344,000

In conclusion, the Company has complied with all the request in your response letter dated August 14, 2007. The Company has provided the literature that we relied upon to arrive at the accounting treatment for Convertible Debentures and Derivative Liability as noted in the 10-KSB for the Fiscal Year Ended December 31, 2006. We have also included the journal entries recorded for the issuance of the convertible debentures and subsequent conversions for the debentures due December 2008 and July 2009. Should the Commission request any further information regarding this matter, please feel free to contact us at your convenience.

Sincerely,

Cris M. Neely